Exhibit A

CERAGON NETWORKS REPORTS FOURTH QUARTER AND
YEAR-END 2009 FINANCIAL RESULTS

TEL AVIV, Israel, February 1, 2010 - Ceragon Networks Ltd. (NASDAQ and TASE: CRNT), the provider of high-capacity, LTE/4G-ready wireless backhaul networks, today reported results for the fourth quarter and year which ended December 31, 2009.

Revenues for the fourth quarter of 2009 were $53.4 million, down 6% from $56.8 million for the fourth quarter of 2008 and up 19% from $44.7 million in the third quarter of 2009.

Net income in accordance with US Generally Accepted Accounting Principles (GAAP) for the fourth quarter of 2009 was $2.1 million or $0.06 per basic and diluted share, compared to net income of $2.7 million in the fourth quarter of 2008, or $0.07 per basic share and diluted share.

On a non-GAAP basis, net income for the fourth quarter, excluding $1.3 million of equity-based compensation expenses, was $3.4 million, or $0.10 per basic share and $0.09 per diluted share. Non-GAAP net income for the fourth quarter of 2008 was $3.3 million, or $0.09 per basic and diluted share (please refer to the accompanying financial table for reconciliation of GAAP financial information to non-GAAP).

Revenues for the full year of 2009 were $184.2 million, down 15% from $217.3 million in 2008. Net income on a GAAP basis for 2009 was $3.7 million or $0.11 per basic share and $0.10 per diluted share. Net income for the year 2008 was $26.0 million or $0.70 per basic share and $0.68 per diluted share including $11.2 million of tax benefit related to the initial creation of deferred tax asset in the second quarter of 2008.

On a non-GAAP basis, net income for 2009 was $7.3 million, or $0.21 per basic share and $0.20 per diluted share.  Net income for the year 2008 was $17.3 million, or $0.47 per basic share and $0.45 per diluted share.

Gross margin on a GAAP basis in the fourth quarter of 2009 was 34.0% of revenues. Gross margin on a non-GAAP basis in the fourth quarter of 2009 was 34.1% of revenues.

Cash and cash investments at the end of the quarter were $98.3 million.

“The revenue growth resumed in Q3 and accelerated in Q4,” said Ira Palti, President and CEO of Ceragon. “We expect this momentum to continue during 2010, driven primarily by ongoing demand for high capacity backhaul for cellular networks.  Geographically, we expect continued strength in Asia Pacific, augmented by improvement in most other regions. Increasingly, wireless carriers of all types are expecting backhaul vendors to deliver a complete network including a host of professional services. We will continue to invest, as we did in Q4, in more R&D, pre-sales, sales as well as services resources, particularly in North America, to accommodate the trend toward more turnkey projects. With continued strong focus on expense control, we expect profits to grow more rapidly than revenues, with a target of 30-35% revenue growth for 2010 over 2009.”

Supplemental revenue breakouts:

Geographical breakdown, fourth quarter of 2009:

EMEA:	45%
North America:	23%
Asia Pacific:	27%
Latin America:	5%

A conference call discussing Ceragon’s results for the fourth quarter of 2008, will take place today, February 1 2009, at 9:00 a.m. (ET). Investors are invited to join the Company’s teleconference by calling (800) 230-1096 or international (612) 332-0226 at 8:50 a.m. EDT. The call-in lines will be available on a first-come, first-serve basis.

Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/ir_events.asp?lang=0   selecting the webcast link, and following the registration instructions.

If you are unable to join us live, the replay numbers are: (800) 475-6701or international (320) 365-3844, Access Code 140552.

A replay of both the call and the webcast will be available through March 1, 2010.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ and TASE: CRNT) provides high capacity, LTE/4G-ready wireless backhaul solutions that enable wireless service providers to deliver voice and premium data services, such as Internet browsing, music and video applications. Ceragon’s wireless backhaul solutions use microwave technology to transfer large amounts of network traffic between base stations and the infrastructure at the core of the mobile network. Ceragon designs solutions to provide fiber-like connectivity for circuit-switched, or SONET/SDH, networks, next generation Ethernet/Internet Protocol, or IP-based, networks, and hybrid networks that combine circuit-switched and IP-based networks. Ceragon’s solutions support all wireless access technologies, including GSM, CDMA, EV-DO and WiMAX. These solutions address wireless service providers’ need to cost-effectively build-out and scale their infrastructure to meet the increasing demands placed on their networks by growing numbers of subscribers and the increasing demand for premium data services. Ceragon also provides its solutions to businesses and public institutions that operate their own private communications networks. Ceragon’s solutions are deployed by more than 150 service providers of all sizes, as well as in hundreds of private networks, in nearly 100 countries. More information is available at www.ceragon.com

Ceragon Networks®, CeraView®, FibeAir® the FibeAir® design mark and  Native² are registered trademarks of Ceragon Network s Ltd., and Ceragon™, PolyView™, ConfigAir™, CeraMon™, EtherAir™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™ and Microwave Fiber™ are trademarks of Ceragon Networks Ltd.

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

Contact: Yoel Knoll
Director of Investor Relations
Ceragon Networks Ltd.
Cell (Int'l): +972 (0) 52 830 6419
Office (Int’l): +972 (0)3 766 6419
yoell@ceragon.com
(more)

Ceragon Reports Fourth Quarter 2009 Results

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2009	2008	2009	2008

Revenues	$53,357	$56,779	$184,220	$217,278
Cost of revenues	35,231	37,802	123,494	144,607

Gross profit	18,126	18,977	60,726	72,671

Operating expenses:
Research and development	5,812	5,195	20,189	20,310
Selling and marketing	7,877	8,989	29,996	32,252
General and administrative	2,244	2,160	7,893	7,150

Total operating expenses	$15,933	$16,344	$58,078	$59,712

Operating profit	2,193	2,633	2,648	12,959
Financial income, net	228	69	1,496	2,184

Income before taxes	2,421	2,702	4,144	15,143

Tax benefit (taxes on income)	(293)	36	(489)	10,834

Net Income	$2,128	$2,738	$3,655	$25,977

Basic net earnings per share	$0.06	$0.07	$0.11	$0.70

Diluted net earnings per share	$0.06	$0.07	$0.10	$0.68

Weighted average number of shares used in computing basic net earnings per share	34,256,957	36,517,147	34,369,212	36,863,684

Weighted average number of shares used in computing diluted net earnings per share	36,365,610	36,938,654	35,796,878	38,338,584

 (more)

Ceragon Reports Fourth Quarter 2009 Results

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
(Unaudited)
	December 31, 2009	December 31, 2008

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$38,339	$28,224
Short-term bank deposits	30,183	35,044
Marketable securities	16,724	2,187
Trade receivables, net	68,452	70,811
Deferred taxes	3,462	4,082
Other accounts receivable and prepaid expenses	7,492	10,094
Inventories	65,925	40,510

Total current assets	230,577	$190,952

LONG-TERM INVESTMENTS:
Long-term bank deposits	10,824	8,204
Long-term marketable securities	2,250	24,102
Severance pay funds	4,971	4,065
Deferred taxes	8,942	8,007

Total long-term investments	$26,987	$44,378

PROPERTY AND EQUIPMENT, NET	11,809	8,891

Total assets	$269,373	$244,221

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	52,898	40,731
Deferred revenues	18,548	5,886
Other accounts payable and accrued expenses	9,847	8,041

Total current liabilities	$81,293	$54,658

LONG-TERM LIABILITIES
Accrued severance pay	$7,174	$6,647

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	92	91
Additional paid-in capital	291,736	285,141
Treasury shares at cost	(20,091)	(7,923)
Other comprehensive income	100	193
Accumulated deficits	(90,931)	(94,586)

Total shareholders' equity	$180,906	$182,916

Total liabilities and shareholders' equity	$269,373	$244,221

Ceragon Reports Fourth Quarter 2009 Results

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2009	2008	2009	2008

Cash flow from operating activities:
Net income	$2,128	$2,738	$3,655	$25,977
Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Depreciation	960	685	3,283	2,070
Stock-based compensation expense	1,317	594	3,607	2,557
Decrease (increase) in trade and other receivables, net	(9,751)	(9,792)	4,724	(33,411)
Decrease (increase) in inventory	(15,755)	2,299	(25,415)	(394)
Increase (decrease) in trade payables and accrued liabilities	18,932	(1,150)	14,619	8,116
Increase (decrease) in deferred revenues	4,565	257	12,662	(816)
Increase in deferred tax asset	(281)	(241)	(281)	(11,353)
Decrease in long term payable	-	-	-	(4,650)
Other adjustments	374	108	(42)	360
Net cash provided by (used in) operating activities	$2,489	$(4,502)	$16,812	$(11,544)

Cash flow from investing activities:
Purchase of property and equipment ,net	(1,640)	(1,956)	(6,737)	(5,029)
Investment in short and long-term bank deposit	(16,214)	(13,124)	(44,009)	(66,267)
Proceeds from short and long-term bank deposits	19,284	13,542	46,177	61,376
Investment in held-to-maturity marketable securities	(3,203)	-	(4,703)	(14,851)
Proceeds from maturities of held-to-maturity marketable securities	-	7,450	11,754	13,500
Net cash provided by (used in) investing activities	$(1,773)	$5,912	$2,482	$(11,271)

Cash flow from financing activities:
Proceeds from exercise of options	2,205	104	2,989	695
Purchase of treasury shares at cost	(4,128)	(7,923)	(12,168)	(7,923)
Issuance costs	-	(11)	-	(383)
Net cash used in financing activities	$(1,923)	$(7,830)	$(9,179)	$(7,611)

Increase (decrease) in cash and cash equivalents	$(1,207)	$(6,420)	$10,115	$(30,426)

Cash and cash equivalents at the beginning of the period	39,546	34,644	28,224	58,650
Cash and cash equivalents at the end of the period	$38,339	$28,224	$38,339	$28,224

Ceragon Reports Fourth Quarter 2009 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended December 31,
	2009			2008
	GAAP (as reported)	Adjustments (*)	Non-GAAP	Non-GAAP

Revenues	$53,357		$53,357	$56,779
Cost of revenues	35,231	70	35,161	37,749

Gross profit	18,126		18,196	19,030

Operating expenses:
Research and development	5,812	170	5,642	5,068
Selling and marketing	7,877	316	7,561	8,752
General and administrative	2,244	761	1,483	1,983

Total operating expenses	$15,933		$14,686	$15,803

Operating profit	2,193		3,510	3,227
Financial income, net	228		228	69

Income before taxes	2,421		3,738	3,296

Tax benefit (taxes on income)	(293)		(293)	36

Net income	$2,128		$3,445	$3,332

Basic net earnings per share	$0.06		$0.10	$0.09

Diluted net earnings per share	$0.06		$0.09	$0.09

Weighted average number of shares used in computing basic net earnings per share	34,256,957		34,256,957	36,517,147

Weighted average number of shares used in computing diluted net earnings per share	36,365,610		36,365,610	36,938,654

Total adjustments		1,317

(*) Adjustments related to equity based compensation expenses according to SFAS 123 (R)

Ceragon Reports Fourth Quarter 2009 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Year ended December 31,
	2009			2008
	GAAP (as reported)	Adjustments(*)	Non-GAAP	Non-GAAP

Revenues	$184,220		$184,220	$217,278
Cost of revenues	123,494	256	123,238	144,350

Gross profit	60,726		60,982	72,928

Operating expenses:
Research and development	20,189	643	19,546	19,724
Selling and marketing	29,996	1,185	28,811	31,245
General and administrative	7,893	1,523	6,370	6,443

Total operating expenses	$58,078		$54,727	$57,412

Operating profit	2,648		6,255	15,516
Financial income, net	1,496		1,496	2,184

Income before taxes	4,144		7,751	17,700

Taxes on income	489		489	373

Net income	$3,655		$7,262	$17,327

Basic net earnings per share	$0.11		$0.21	$0.47

Diluted net earnings per share	$0.10		$0.20	$0.45

Weighted average number of shares used in computing basic net earnings per share	34,369,212		34,369,212	36,863,684

Weighted average number of shares used in computing diluted net earnings per share	35,796,878		35,796,878	38,338,584

Total adjustments		3,607

(*) Adjustments related to equity based compensation expenses according to SFAS 123 (R)

Ceragon Reports Fourth Quarter 2009 Results

Contact: Yoel Knoll
Director of Investor Relations
Ceragon Networks Ltd.
Cell (Int'l): +972 (0) 52 830 6419
Office (Int’l): +972 (0)3 766 6419
yoell@ceragon.com